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                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                               AMENDMENT NO. 2
                                 TO FORM U-1

                                 APPLICATION

                                 UNDER THE

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                                  BEC ENERGY
                             BOSTON EDISON COMPANY
                              800 Boylston Street
                          Boston, Massachusetts  02199
           (Name of company or companies filing this statement and address of principal executive offices)




                                  BEC ENERGY
                             BOSTON EDISON COMPANY
                        c/o Theodora S. Convisser, Esq.
                             BOSTON EDISON COMPANY
                              800 Boylston Street
                          Boston, Massachusetts  02199
                           Telephone:  (617) 424-2000
                  (Names and addresses of agents for service)

                                  Copies to:

                              David A. Fine, Esq.
                                 Ropes & Gray
                            One International Place
                          Boston, Massachusetts  02110
                           Telephone:  (617) 951-7000

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     BEC Energy, a Massachusetts business trust ("Holding Company"), hereby amends its Application on Form U-1 in File No. 70-9057 as follows:

     1.     "Item 1.  Description of Proposed Transaction" is amended by amending and restating the first paragraph of "Description of Proposed

Transaction" (Item 1) in its entirety as follows:

     "Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding

Company Act of 1935 (the "1935 Act"), BEC Energy, a Massachusetts business trust ("Holding Company"), hereby applies for the approval of the Securities and Exchange Commission (the "Commission") to form a holding company structure for Boston Edison Company ("Boston Edison"), through an Agreement and Plan of

Merger (the "Merger Agreement") among Boston Edison, Holding Company, a

Massachusetts business trust formed by Boston Edison, and Boston Edison

Mergeco Electric Company, Inc., a Massachusetts electric company ("Merger

Sub") formed by Holding Company.  In addition, Holding Company hereby applies pursuant to Section 3(a)(1) of the 1935 Act for an order exempting Holding

Company, and each of its subsidiary companies as such, from all provisions of the 1935 Act (except for Section 9(a)(2) thereof); and Boston Edison hereby applies, pursuant to Section 3(a)(2) of the 1935 Act, for an order exempting

Boston Edison, and each of its subsidiary companies as such, from all provisions of the 1935 Act (except for Section 9(a)(2) thereof)."

     2.     "Item 1.  Description of Proposed Transaction" is further amended by amending and restating "Parties" (Item 1.A) in its entirety as follows:

     "Boston Edison is an "electric utility company" as defined under Section

2(a)(3) of the 1935 Act.  Boston Edison, with its wholly-owned utility subsidiary, Harbor Electric Energy Company ("HEEC"), is currently engaged principally in the generation, purchase, transmission, distribution and sale of electric energy.  Boston Edison provides electricity at retail to an area of 590 square miles, solely in Massachusetts, including the City of Boston and

39 surrounding cities and towns.  In 1996, Boston Edison served an average of

657,487 customers.  Boston Edison also supplies electricity at wholesale for resale to other electric utilities and municipal electric departments.  In providing this service, Boston Edison is subject to regulation by the

Massachusetts Department of Telecommunications and Energy (formerly, the

Massachusetts Department of Public Utilities) (the "Massachusetts DPU" or

"DPU") under Chapter 164 of the Massachusetts General Laws.

     HEEC engages principally in the distribution of electric energy from the

Boston Edison to a large retail electric customer of Boston Edison, the

Massachusetts Water Resources Authority, for use in the construction and operation of its wastewater treatment facilities located on Deer Island in

Boston, Massachusetts.  By virtue of its ownership of HEEC, Boston Edison is a "holding company" for the purposes of the 1935 Act.  However, pursuant to

Section 3(a)(2) of the 1935 Act and Rule 2 thereunder, Boston Edison is not regulated as a "holding company" and is exempt from all of the 1935 Act's provisions, except Section 9(a)(2).

     Through its wholly owned subsidiary, Boston Energy Technology Group

("BETG"), and BETG's subsidiaries, Boston Edison is also engaged in certain non-utility businesses.  These include Boston Edison Services, Inc., a sales and service company, EnergyVision, LLC, an energy marketer, BecoCom, Inc. and

RCN/BETG LLC, a telecommunications venture, Northwind Boston, LLC, a district cooling company, Coneco Corporation, an energy services provider, and Rez-Tek

International Corp., a cooling tower ozonation company (no longer active due to sale of assets).  The operations of Boston Edison's direct and indirect subsidiaries that are

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not "public utility companies" contributed a net loss of approximately

$2,930,000 and $9,096,000 (or less than 1%) to Boston Edison's aggregate after-tax net income in fiscal years 1996 and 1997, respectively.

Boston Edison's current corporate structure is as follows:

            CURRENT CORPORATE STRUCTURE

     [Graph omitted from electronic filing.]  The omitted graph represents a tree diagram of the current corporate structure, with Boston Edison Company as the parent of the following companies:  (i) Harbor Electric Energy Company,

and (ii) Boston Energy Technology Group (including Boston Edison Services,

Inc., EnergyVision, LLC, BecoCom, Inc., RCN/BETG LLC, Northwind Boston, LLC,

Coneco Corporation, and Rez-Tek International Corp.).

     Holding Company and Merger-Sub were organized in Massachusetts on

March 6, 1997 and March 7, 1997, respectively, for the purpose of carrying out the proposed transactions described in this application.  Holding Company is a direct, wholly-owned subsidiary of Boston Edison, and Merger-Sub is a direct,

wholly-owned subsidiary of Holding Company.  Neither Holding Company nor

Merger-Sub owns any utility assets or currently is a "holding company" for the purposes of the 1935 Act."

     3.     "Item 1.  Description of Proposed Transaction" is further amended by amending and restating the third paragraph of "The Proposed Restructuring"

(Item 1.B) in its entirety as follows:

     "[Graph omitted from electronic filing.]  The omitted graph represents a tree diagram of the post-merger corporate structure, with BEC Energy as the parent of the following companies:  (i) Boston Edison Company, and (ii) Boston

Energy Technology Group (including Boston

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Edison Services, Inc., EnergyVision, LLC, BecoCom, Inc., RCN/BETG LLC,

Northwind Boston, LLC, Coneco Corporation and Rez-Tek International Corp.).

Harbor Electric Energy Company remains a subsidiary of Boston Edison Company."

     4.     "Item 1.  Description of Proposed Transaction" is further amended by amending and restating the last two paragraphs of "The Proposed

Restructuring" (Item 1.B) in their entirety as follows:

     "The consummation of the Merger pursuant to the Plan of Merger is subject to various conditions.  These conditions include "all of the regulatory approvals and exemptions necessary, appropriate or desirable to be obtained prior to effectuating the Merger and the Restructuring," which include:  (i)

the approval of the Commission under Section 9(a)(2) of the 1935 Act, (ii) the granting by the Commission of exemptions under Sections 3(a)(1) and 3(a)(2) of the 1935 Act as requested in this application, (iii) the approval of the

Federal Energy Regulatory Commission (the "FERC"), which approval was received on September 11, 1997, (iv) the approval of the Nuclear Regulatory Commission

(the "NRC"), which approval was received on February 11, 1998, and (v) the approval of the Massachusetts DPU, which approval was received on April 17,

1998.  The Plan of Merger was approved by the affirmative vote of a majority of the outstanding shares of Boston Edison Stock at Boston Edison's annual meeting of shareholders held May 15, 1997.

     Holding Company has filed with the Commission a Registration Statement on

Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended which includes a Prospectus/Proxy Statement, which is being filed for the purpose of (i) registering the Common Shares of Holding Company to be issued in exchange for the Boston Edison Stock

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pursuant to the Merger and (ii) complying with the requirements of the 1934

Act in connection with the solicitation of proxies of Boston Edison's common shareholders.  A copy of the Registration Statement, including the

Prospectus/Proxy Statement, is filed herewith as Exhibit C-1."

     5.     "Item 3.  Applicable Statutory Provisions" is amended by amending and restating the first three paragraphs of "Applicable Statutory Provisions"

(Item 3) in their entirety as follows:

     "Sections 9(a)(2) and 10 of the 1935 Act are applicable to the

Restructuring.  The Restructuring would result in Holding Company's owning,

directly or indirectly, all of the outstanding voting securities of two

"public utility companies", Boston Edison and HEEC; and Section 9(a)(2) of the

1935 Act requires Commission approval before any person may acquire, directly or indirectly, more than 5% of the outstanding voting securities of more than one "public utility company".  The standards for approval of a transaction under Section 9(a)(2) of the 1935 Act are set forth in Section 10(b) and (c)

of the 1935 Act.

     Sections 3(a)(1) and 3(a)(2) of the 1935 Act are also applicable.  Upon effectuation of the Restructuring, Holding Company would become a "holding company" for purposes of the 1935 Act because of its direct ownership of all of the voting securities of Boston Edison and HEEC, respectively, both of which are "public utility companies" under the 1935 Act.  In addition, Boston

Edison would continue to be a "holding company" because of its continued

ownership of all of HEEC's voting securities.  Consequently, in order to avoid registered holding company status under the 1935 Act, in this application

Holding Company and Boston Edison have requested that the Commission, by order, grant each of Holding Company and Boston Edison an

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exemption pursuant to Sections 3(a)(1) and 3(a)(2) of the 1935 Act,

respectively.

     For the reasons explained below, the Commission should grant approval of the Restructuring pursuant to Section 9(a)(2) of the 1935 Act based upon the transaction's compliance with the applicable standards of Section 10(b) and

(c) thereunder.  In addition, for the reasons described below, the Commission should by order grant Holding Company and Boston Edison exemptions pursuant to

Sections 3(a)(1) and 3(a)(2) of the 1935 Act, respectively, from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof)."

     6.     "Item 3.  Applicable Statutory Provisions" is further amended by amending and restating "The Exemption under Sections 3(a)(1)" (Item 3.B) in its entirety as follows:  "B. The Exemption under Sections 3(a)(1) and

3(a)(2).

     Following the Restructuring, neither Holding Company nor Boston Edison intends to register as a holding company under the 1935 Act.  As demonstrated below, Holding Company and Boston Edison respectfully submit that they should be granted, by Commission order, an exemption under Sections 3(a)(1) and

3(a)(2) of the 1935 Act, respectively.

     1.     Section 3(a)(1):  Holding Company's Exemption

     Section 3(a)(1) of the 1935 Act makes available an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) to a

"holding company" if:

     such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

Holding Company believes that, following the Restructuring, Holding Company would satisfy such requirements.  Each of Holding Company, Boston Edison and

HEEC would be organized

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and carry on its business in the state of Massachusetts, and is primarily intrastate in character.

     Section 3(a) of the 1935 Act provides that, if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers."

In assessing whether a proposed exemption is "detrimental", the Commission has focused upon the presence of state regulation, establishing that federal intervention is unnecessary when state control is adequate.  See, e.g., KU

Energy Corp., 50 SEC Docket at 299-300; CIPSCO Inc., 47 SEC Docket at 180-81.

     The Commission should here find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would occur as a result of the Restructuring.  As discussed above, the Restructuring will be submitted for approval to the Massachusetts DPU, which will review the

Restructuring pursuant to its jurisdiction under Massachusetts law; and the

Commission has relied upon the public policy decisions of state public utility commissions when granting approval of restructuring transactions.  See, e.g.,

KU Energy Corp., 50 SEC Docket at 299-300; CIPSCO Inc., 47 SEC Docket at

180-81.  In addition, as discussed above, Boston Edison and HEEC would continue to be regulated under the state utility laws of Massachusetts and the

Massachusetts DPU has the authority to insure that the unregulated affiliates of Boston Edison would not become detrimental to the operations of the utility.  For example, pursuant to such laws, the Massachusetts DPU may disallow, for ratemaking purposes, any excessive costs shifted to the utility from non-regulated companies or the value of any property improperly acquired by the utility.

     2.     Section 3(a)(2):  Boston Edison's Exemption

     Section 3(a)(2) of the 1935 Act makes available an exemption from all of the provisions

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of the 1935 Act (except for Section 9(a)(2) thereof) to a "holding company"

if:

            such holding company is predominantly a public-utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto.

Holding Company and Boston Edison believe that, following the Restructuring,

Boston Edison would satisfy such requirements.  Boston Edison's operating revenues, operating income and net income in fiscal year 1997 were approximately $1,776,223,000, $260,850,000 and $144,642,000, respectively.

HEEC's operating revenues, operating income and net income for the same period were approximately $7,521,000, $3,017,000 and $760,000, respectively.  As a percentage of Boston Edison's total operating revenues, operating income and net income in fiscal year 1997, HEEC's financials represent 0.4%, 1.2%, and

0.5%, respectively.  In fiscal year 1997, Boston Edison's public-utility operations which extend beyond Massachusetts are:  (i) a 5.8881% ownership interest in Wyman Unit #4 (including a 5.8881% interest in a transmission substation located in Yarmouth, Maine as part of this ownership interest)

which is operated by Central Maine Power Company and located in Yarmouth,

Maine; (ii) a 4.5% interest in the voting shares (and a 6.55% non-voting interest) in the New England Hydro-Transmission Electric Company, Inc., a

Massachusetts corporation which owns the Massachusetts portions of the high voltage direct current (HVDC) interconnection which extends to the Canadian border; (iii) a 4.5% interest in the voting shares (and a 6.55% non-voting interest) in the New England Hydro-Transmission Corporation, a New Hampshire

corporation which owns the New Hampshire portion of the HVDC interconnection;

(iv) a 9.5% interest in Yankee Atomic Electric Company, a Massachusetts corporation which owns the Yankee Atomic nuclear generating station and whose board of directors decided in 1992 to discontinue operations permanently and decommission the station; and (v) a 9.5% interest in Connecticut Yankee Atomic

Power

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Company, a Connecticut corporation which owns the Connecticut Yankee nuclear generating station and whose board of directors in 1996 voted to retire the station.

     Section 3(a) of the 1935 Act provides that, if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers."

In assessing whether a proposed exemption is "detrimental", the Commission has focused upon the presence of state regulation, establishing that federal intervention is unnecessary when state control is adequate.  See, e.g., KU

Energy Corp., 50 SEC Docket at 299-300; CIPSCO Inc., 47 SEC Docket at 180-81.

     The Commission should here find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would occur as a result of the Restructuring.  As discussed above, the Restructuring will be submitted for approval to the Massachusetts DPU, which will review the

Restructuring pursuant to its jurisdiction under Massachusetts law, and Boston

Edison and HEEC would continue to be regulated under the state utility laws of

Massachusetts.  Additionally, the Massachusetts DPU has the authority to insure that the unregulated affiliates of Boston Edison would not become detrimental to the operations of the utility."

     7.     "Item 4.  Regulatory Approval." is amended by amending and restating "Regulatory Approval."  (Item 4) in its entirety as follows:

     "The Restructuring required the approval of the Massachusetts DPU.  A copy of the Application to the Massachusetts DPU is filed as Exhibit D-1 hereto and a copy of the Massachusetts DPU's determination pursuant thereto,

dated April 17, 1998, is filed as Exhibit

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D-2 hereto.  The proposed restructuring also requires approval by the FERC and the NRC before the Merger can be consummated.  A copy of the application to the FERC is filed as Exhibit D-3 hereto, and a copy of the FERC's determination thereto, dated September 11, 1997, is filed as Exhibit D-4 hereto.  A copy of the application to the NRC is filed as Exhibit D-5 hereto,

and a copy of the NRC's determination thereto, dated February 11, 1998, is filed as Exhibit D-6 hereto.  There are no other federal or state approvals required to effect the Restructuring."

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SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                        BEC ENERGY
Date:  May 18, 1998                By:  /s/ JAMES J. JUDGE
                                        -------------------------------------
                                         James J. Judge, Senior Vice
                                         President and Treasurer
                                         (Signature and printed name
                                         and title of signing officer)




                                        BOSTON EDISON COMPANY
Date:  May 18, 1998                By:  /s/ JAMES J. JUDGE
                                        -------------------------------------
                                         James J. Judge, Senior Vice
                                         President and Treasurer
                                         (Signature and printed name
                                         and title of signing officer)